UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   ROLLINS, R. RANDALL
   c/o RPC, Inc.
   2170 Piedmont Road
   Atlanta, GA  30324
   USA
2. Issuer Name and Ticker or Trading Symbol
   RPC, INC.
   RES
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |12-31-|J(A)| |343,655           |D  |           |0                  |I     |RIF - Trustee              |
                           |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12-31-|J(A)| |78,881            |D  |           |0                  |I     |RIF - Gen. Ptnr.           |
                           |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12-31-|J(A)| |154,080           |D  |           |2,160              |I     |Cust./Guardian Trustee of T|
                           |02    |    | |                  |   |           |                   |      |rust                       |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12-31-|J(A)| |81,600            |D  |           |80,960             |I     |Co-Trustee of Trust        |
                           |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12-31-|J(A)| |12,493,828        |D  |           |0                  |I     |LOR, Inc.                  |
                           |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12-31-|J(A)| |                  |   |           |                   |      |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12-31-|J(A)| |345,600           |D  |           |0                  |I     |Rollins Holding Co.        |
                           |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12-31-|J(A)| |1,223,000         |D  |           |0                  |I     |By Limited Liability Compan|
                           |02    |    | |                  |   |           |                   |      |y                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12-31-|J(A)| |16,972,692        |A  |           |16,972,692         |I     |By Partnership             |
                           |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |26,359             |I     |By Spouse                  |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |458,629            |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
R. Randall
Rollins
(a) The Reporting Person beneficially and indirectly owns a portion of the RPC, Inc. (RPC) shares owned by the following entities:
LOR, Inc. a Georgia
corporation
Rollins Holding Company, Inc., a Georgia corporation
Rollins Investment Fund, a Georgia general partnership
The Reporting Person reports indirect holdings of RPC shares as Trustee, co-Trustee or Manager of the following entities but has no pecuniary interest in these shares:
2001 RRR, Jr. Grantor Trust, as
Trustee
RWR Management Company, LLC, a Georgia limited liability company, as Manager and Trustee of its sole Member
1976 Gary W. Rollins Grandchildren's Trust as co-Trustee
RCTLOR, LLC, a Georgia limited liability company, through LOR, Inc., its Manager
All shares owned by the above entities were contributed to RFPS Investments II, L.P. (RFPS), a Georgia limited partnership, along with RPC shares contributed by the following entities and persons on formation of
RFPS:
Grace C. Rollins,
individually
Pamela R. Rollins,
individually
Timothy C. Rollins,
individually
Amy Rollins Kreisler,
individually
Nancy Rollins Griffith,
individually
RRR Grandchildren's Custodial Partnership II, L.P., a Georgia limited partnership
RRR Grandchildren's Custodial Partnership III, L.P., a Georgia limited partnership
1997 RRR Grandchildren's Partnership, a Georgia general partnership
The general partner of RFPS is LOR Investment Company, LLC, a Georgia limited liability company, wholly owned by LOR, Inc. The Reporting Person is an officer, director and shareholder of LOR, Inc. As a result of the contribution to RFPS, the Reporting Person now reports an indirect interest in all of the RPC shares held by
RFPS.
The Reporting Person disclaims ownership of these shares in excess of his pecuniary interest.
SIGNATURE OF REPORTING PERSON
R. Randall Rollins by Glenn P. Grove, Jr.
DATE
___________, 200__